Exhibit 99.1

FLY Leasing Sells Three Aircraft

DUBLIN, Ireland, July 2, 2012 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern commercial jet aircraft, today announced that it has sold one Boeing 737-700 and two Airbus A320-200s from its portfolio. The B737-700 was manufactured in 2001 while the A320s were both manufactured in 1995.

“FLY has now sold eleven aircraft from its portfolio, each at a premium to net book value. This highlights the inherent value in our portfolio and our continued commitment to creating shareholder value by capitalizing on market opportunities,” said Colm Barrington, CEO of FLY. “The sales of these eleven aircraft have generated aggregate gains in excess of $40 million above net book value.”

“These dispositions are in line with our strategy of selling older aircraft and reinvesting in younger models to maintain a fleet of the most modern, fuel-efficient commercial aircraft, which are in strong demand from airlines globally,” added Barrington. “We were particularly pleased to complete the sale of these older aircraft, emphasizing that there is investor interest and financing capacity in this market sector. We will continue to sell aircraft when we can achieve premium prices and to manage lessee and geographical diversification.”

FLY now has a fleet of 108 commercial aircraft on lease to 53 airlines in 29 countries.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com